August 10, 2011
Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR

Michael Seaman

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd.
Amendment No. 1 to Registration Statement on Form S-1 Filed March 10, 2011 SEC File No. 333-172411

Dear Mr. Seaman:

This letter responds on behalf of Home Loan Servicing Solutions, Ltd. (the “Company”) to the Staff’s letter dated April 6, 2011 with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 (as it may be amended or supplemented, the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments. Concurrently with the filing of this letter, the Company is submitting (via EDGAR) Amendment No. 2 to the Registration Statement on Form S-1/A (“Amendment No. 2”), which reflects changes made to the Registration Statement in response to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.

Between the filing of Amendment No. 1 to the Registration Statement and the filing of Amendment No. 2, the structure of the transaction pursuant to which the Company had planned to purchase the Initial Mortgage Servicing Rights (as defined in the Registration Statement) has been revised. The revised structure is described in detail in Amendment No. 2.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Michael Seaman

August 10, 2011

General

1.	Please provide an updated consent from your independent accountants in your amendment.

Response:

The Company has included the updated consent of Deloitte & Touche LLP, the Company’s independent accountants, as Exhibit 23.1 to the Registration Statement.

Cover Page

2.	Revise to list the number of shares you are offering. Please also review the prospectus in its entirety and fill in any amounts that are contingent on the number of shares being offered in your next amendment.

Response:

The Company has revised the Registration Statement to include the requested disclosure.

Prospectus Summary

Our Company, page 1

3.	We note your statement that you are not an originator or purchaser of mortgage loans and that you are therefore not subject to the risk of loss related to the ownership of mortgage loans. However, we also note your statement that you believe your asset quality will be strong. Please revise to explain what you mean by the second statement, given your first statement that you will not own or originate any loans.

Response:

The Company has revised the Registration Statement to clarify that the Company intends to acquire mortgage servicing assets consisting of mortgage servicing rights, rights to fees and other income from servicing mortgage loans, and associated servicing advances. The Company believes these assets are strong because they are disconnected from “the risk of loss related to the origination or ownership of mortgage loans” and because the Company believes they will “generate a stable income stream.” See page 1 of the Registration Statement.

Michael Seaman

August 10, 2011

4.	You state you intend to distribute at least 90% of your income to shareholders in the form of a monthly cash dividend. Please revise to clarify that the distribution will come from net income and not income.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. See page 1 of the Registration Statement.

5.	We note you believe your income stream and valuation of assets are not substantially correlated to movements in interest rates. However, we also note your disclosure on page 12 that prepayment speeds significantly affect your business. We further note your disclosure on page 15, regarding your view that subprime and Alt-A borrowers would have limited refinancing options in a declining interest rate environment, which appears to indicate that you do not expect a significant amount of these borrowers to prepay if interest rates decline. Please revise to clarify your disclosures in these areas and to provide consistency throughout the document. You may also consider cross-referencing to certain discussions as applicable.

Response:

The Company has revised the Registration Statement to clarify that refinancing is considered a voluntary component of total prepayment speed. See pages 19 and 22 of the Registration Statement.

6.	We note you expect to be treated as a passive foreign investment company (“PFIC”) under U.S. federal income tax laws and intend to distribute at least 90% of your net income to shareholders in the form of a monthly dividend, although you are not required by law to do so. Please revise to clarify whether paying this dividend will allow PFIC status under U.S. tax laws and if you will lose such status if you do not pay the dividend. If there are other business reasons for paying such a large dividend, please revise to disclose them.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See pages 3 and 74 of the Registration Statement.

Michael Seaman

August 10, 2011

7.	Please tell us when the board intends to declare the dividend discussed on page 2.

Response:

The Board of Directors of the Company intends to declare the above referenced contingent interim dividends immediately prior to the Company and the underwriters beginning the road show in connection with marketing the initial public offering of the Company’s ordinary shares.

Competitive Strengths, page 3

8.	Please revise to explain why your management team is a “leading” management team, or delete that language.

Response:

The Company has revised the Registration Statement to describe the Company’s management team as “experienced” rather than “leading.” See page 6 of the Registration Statement.

Risk Factors

General

9.	Some of your risk factors make statements regarding your ability to provide certainties, predictions or assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide certainties, predictions or guarantees.

Response:

The Company has revised the Registration Statement to eliminate references to the Company’s ability to provide certainties, predictions or assurances that a given event or events might happen. See pages 24 and 32 of the Registration Statement.

Michael Seaman

August 10, 2011

Our ability to declare and pay dividends is dependent…, page 11

10.	Please revise to describe the circumstances under which legal and contractual restrictions may limit your ability to obtain cash from your subsidiaries.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 17 of the Registration Statement.

We may be subject to termination as servicer under our pooling and servicing agreements, page 14

11.	We note a significant number of pooling and servicing agreements relating to the Initial Mortgage Servicing Rights contain servicer termination events or events of default, all of which have been triggered. However, we also note the parties to the related securitization transactions have not enforced their remedies to date. Please revise to explain why you believe these remedies have not been enforced and disclose the likelihood of such remedies being enforced in the future.

Response:

The Company has revised the Registration Statement to include the requested disclosure as to possible reasons why the remedies have not been enforced. See page 22 of the Registration Statement. The Company has not revised the Registration Statement to include disclosure as to the likelihood of such remedies being enforced in the future as any such disclosure would be speculative.

The Purchase Agreement, Subservicing Agreement…, page 19

12.	Please revise to state that the terms of your agreements with Ocwen and Altisource have not been negotiated on an arm’s-length basis.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. See page 29 of the Registration Statement.

Regulatory scrutiny regarding foreclosure processes, page 21

13.	Please revise the second paragraph of this section to provide the approximate number of states where a moratorium has been placed on mortgage foreclosures and where laws that delay or prevent foreclosures have been enacted.

Michael Seaman

August 10, 2011

Response:

The Company has revised the Registration Statement to include the requested disclosure as to the number of states where a general moratorium on foreclosures is currently in effect. See page 31 of the Registration Statement. The Company has not revised the Registration Statement to include the approximate number of states where laws that may increase the time to complete foreclosures have been enacted because the determination as to the effect of a particular law may, in part, be subjective.

We expect to be treated as a PFIC for U.S. federal income tax purposes…, page 22

14.	Please revise to briefly define PFIC in this risk factor.

Response:

The Company has revised the Registration Statement to include the definition of “PFIC” in the above referenced risk factor. See page 32 of the Registration Statement.

The market price and trading volume of our ordinary shares may be volatile…, page 24

15.	We note that you speak in the future tense with respect to the determination of the initial public offering price in the third sentence of this section. Revise to reflect the fact that the initial public offering price has already been determined.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. See page 33 of the Registration Statement.

Industry Data, page 29

16.	You can explain the sources of information in a registration statement, but you cannot disclaim liability for it. Please revise.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. See page 39 of the Registration Statement.

The Concurrent Private Placement, page 30

17.	Please file Mr. Erbey’s lockup agreement as an exhibit to your next amendment.

Michael Seaman

August 10, 2011

Response:

Mr. Erbey has not yet executed the lock-up agreement described in the prospectus. The Company intends to file Mr. Erbey’s lockup agreement in a subsequent amendment to the Registration Statement.

Use of Proceeds, page 31

18.	We note your disclosure that you expect to assume Ocwen Loan Servicing’s obligations under the existing advance financing facility. Please provide more information with respect to this facility, including the amount owed under the facility.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 41 of the Registration Statement.

Capitalization, page 33

19.	The capitalization table should not function as a balance sheet. Accordingly, please delete the “cash and cash equivalents” item.

Response:

The Company has revised the Registration Statement to delete the “cash and cash equivalent” line item. See page 43 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

20.	Please revise to include disclosures on the impact that recently issued accounting standards will have on the financial statements when adopted in a future period in accordance with SAB Topic 11M.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 69 of the Registration Statement.

21.

We note your disclosure that you will purchase Mortgage Servicing Rights “MSRs” and associated servicing advances that relate to $18 billion of unpaid principal balance of underlying mortgage loans out of the MSRs with underlying mortgage loans totaling $22 billion that Ocwen purchased from Barclays. In addition, you disclose that your initial MSRs are the most attractive assets

Michael Seaman

August 10, 2011

comprising all of the HomEq Servicing subprime and Alt-A MSRs acquired by Ocwen and do not differ significantly from those subprime and Alt-A MSRs remaining in Ocwen’s portfolio. Please tell us and revise your filing to disclose the factors you considered in your determination that the initial MSRs with underlying mortgage loans of $18 billion were the most attractive assets opposed to those remaining HomEq MSRs with $4 billion of underlying mortgage loans. In addition, please tell us why you selected only the MSRs from the HomEq Servicing portfolio for acquisition and none from Ocwen’s portfolio when the MSRs are not significantly different.

Response:

The Company has revised the Registration Statement to disclose the factors the Company considered in determining that the Initial Mortgage Servicing Rights that it is purchasing are the most attractive assets opposed to those remaining in the HomEq portfolio. The Company has also revised the Registration Statement to clarify that all mortgage servicing rights comprising the Initial Mortgage Servicing Rights are currently financed and pledged as collateral under the existing advance financing facility to be assumed by the Company in connection with the Initial Acquisition (as defined in the Registration Statement). Other mortgage servicing rights, including those relating to the remaining $0.7 billion aggregate principal amount of mortgage loans in the HomEq portfolio and Ocwen’s other mortgage servicing rights portfolios, were not selected by the Company for purchase because such mortgage servicing rights are not currently financed under the existing advance financing facility that the Company intends to assume in the Initial Acquisition. See pages 49 and 50 of the Registration Statement.

Primary Components of Income, page 40

22.	We note you intend to engage Ocwen Loan servicing to perform all of the servicing functions related to the Initial Mortgage Servicing Rights on your behalf, however you will retain the responsibility for funding servicing advances. We also note your disclosure on page 52 that the pooling and servicing agreements related to these rights permit you, or Ocwen acting on your behalf, to engage in loan modifications. In an effort to provide clear and transparent disclosures, please revise to list all of your responsibilities under the pooling and servicing agreements in one area of your filing and discuss how they could impact your financial statements.

Response:

The Company has revised the Registration Statement to include the requested disclosure.

Michael Seaman

August 10, 2011

Following the Company’s acquisition of the Rights to MSRs (as defined in the Registration Statement) related to the Initial Mortgage Servicing Rights, Ocwen Loan Servicing will remain obligated to perform its obligations as servicer under the related pooling and servicing agreements as long as any servicing advances made by Ocwen Loan Servicing are made in accordance with its advance and stop advance policies. See “The Mortgage Servicing Industry–Mortgage Servicing” beginning on page 46 of the Registration Statement for a description of the functions that mortgage servicers are generally obligated to perform as the legal owner of a mortgage servicing right pursuant to the related pooling and servicing agreement. Pursuant to the Purchase Agreement (as defined in the Registration Statement), the Company will be contractually required to purchase any servicing advances that Ocwen Loan Servicing is required to make pursuant to the related pooling and servicing agreements. If and when legal ownership of the Rights to MSRs related to the Initial Mortgage Servicing Rights is transferred to the Company upon obtaining the required third party approvals and consents, the Company will become contractually obligated to service the mortgage loans underlying the Initial Mortgage Servicing Rights in accordance with the related pooling and servicing agreements. The Company will engage Ocwen Loan Servicing pursuant to the Subservicing Agreement (as defined in the Registration Statement) to perform substantially all of the servicing functions Ocwen Loan Servicing, as servicer, currently performs relating to the Initial Mortgage Servicing Rights on the Company’s behalf, other than maintaining custodial accounts, remitting amounts from the custodial accounts and funding servicing advances pursuant to the terms of the related pooling and servicing agreements, which are functions for which the Company will be responsible. See pages 5, 47 and 50 of the Registration Statement.

23.	We note your disclosure that you will receive a servicing fee of 50 basis points of the unpaid principal balance of the mortgage loans serviced and your subservicing fee payable to Ocwen was designed so you recognize a gross servicing margin of 39 basis points of the unpaid principal balance of mortgage loans serviced. In addition, we note your disclosure on page 41 that you will pay Ocwen a subservice fee of 12% of the servicing fee revenue recognized each month. Please explain to us how you determined the gross servicing margin of 39 basis points based on the annual service fee of 50 basis points.

Response:

Gross servicing margin was determined in order to provide the Company with a sufficient amount of income to enable it to cover its operating costs, which are principally comprised of amortization of mortgage servicing assets, interest expense incurred to finance servicing advances and general and administrative expenses, and to enable the Company to pay its targeted dividends.

Michael Seaman

August 10, 2011

Consistent with industry convention, the base subservicing fee payable to Ocwen Loan Servicing is expressed as a percentage of the servicing fees actually recognized by Ocwen Loan Servicing (with respect to periods prior to the transfer of the Initial Mortgage Servicing Rights to the Company upon obtaining the required third party consents) or the Company (with respect to periods following transfer of the Initial Mortgage Servicing Rights to the Company upon obtaining the required third party consents) with respect to the Initial Mortgage Servicing Rights in any given period. As more fully described in the Registration Statement, servicing fees collected vary from month to month based on the level of collections of principal and interest for the mortgage loans serviced. In addition to the base fee, Ocwen Loan Servicing may also receive a monthly performance based incentive fee. Ocwen Loan Servicing will receive this incentive fee to the extent the servicing fee revenue recognized for a given month exceeds the sum of the base fee and the amount initially retained by the Company, referred to as the “retained fee” in the Registration Statement, which is an amount initially equal to 39 basis points of the average unpaid principal balance of the related mortgage loans. The incentive fee structure is expected to provide the Company with a consistent net servicing margin that is based on the unpaid principal balance of the loans serviced.

The Company has revised the Registration Statement to include additional disclosure to explain how the gross servicing margin was determined and to clarify how the fees payable to Ocwen Loan Servicing are calculated. See page 51 of the Registration Statement.

Mortgage Type, page 52

24.	We note your mortgage type tabular disclosure on page 52 and that “Option ARM” loans are excluded even though this was a mortgage type included in Appendix A of your December 7, 2010 letter. Please tell us if you intend to acquire any MSRs where the underlying mortgage type is an Option ARM. If so, please revise your tabular disclosure to include this mortgage type.

Response:

The Company confirms that there are no mortgage loans that fall into the category of an “Option ARM” underlying the Initial Mortgage Servicing Rights. Accordingly, the Company has made no revision to the above referenced tabular disclosure to include this mortgage type.

25.	Please revise to describe the Other ARM loan category or break out the types of ARM loans included within this category.

Michael Seaman

August 10, 2011

Response:

The Company previously categorized mortgage loans as “Other ARM” if such loans had an amortization period of 480 months as opposed to 360 months. The Company has recategorized mortgage loans from the Other ARM mortgage type into one of the other variable rate mortgage types based on the first interest rate reset period of the respective loans. Prior to the Company’s reclassification of these loans, Other ARM loans represented 11.2% of the total number of loans at December 31, 2010. Following the reclassification described above, the remaining Other ARM loans represented 1.6% of the total number of loans at June 30, 2011. See page 65 of the Registration Statement.

26.	Please revise to disclose the indices upon which the variable rate loans are based.

Response:

The Company has revised the Registration Statement to present the primary index upon which the variable rate loans are based. See page 65 of the Registration Statement.

27.	Please revise to disclose the range of fixed rates on the fixed rate loans.

Response:

The Company has revised the Registration Statement to present the range of interest rates applicable to the fixed-rate loans as well as the weighted-average interest rate for such loans. See page 65 of the Registration Statement.

Liquidity and Capital Resources, page 55

28.	Please revise to clarify that your assumption of the advance servicing facility relating to the Initial Mortgage Servicing Rights is subject to certain conditions including consent from lenders in that facility and the current facility expires in August 2013. In addition, discuss any alternative sources of funding should the assumption of this facility not occur.

Response:

The Company has revised the Registration Statement to include the requested disclosure. The Company’s assumption of the advance financing facility relating to the Initial Mortgage Servicing Rights is a condition precedent to the closing of the Initial Acquisition. The Company believes that other sources of financing will be available if the Company is not able to obtain the consent of the lenders to transfer the existing advance financing facility and will revise the Registration Statement accordingly to disclose alternative sources of financing if it becomes apparent that

Michael Seaman

August 10, 2011

such transfer will not occur prior to the time that the Company begins marketing the offering. See page 68 of the Registration Statement.

29.	We note you anticipate that in most periods operating cash flow will exceed your targeted dividend payout ratio of 90% of net income. We consider it highly unusual for a newly formed entity to distribute 90% of its net income as dividends to shareholders. Please revise to discuss in greater detail how you plan to grow your business (i.e. purchase additional MSR portfolios) while making these distributions. In addition, explain how you considered the credit quality of the nontraditional types of loans underlying the MSRs you intend to purchase when determining that your operating cash flows will exceed your targeted dividend payout ratio and thus provide you with excess cash.

Response:

As more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the attributes of the mortgage loans underlying the Initial Mortgage Servicing Rights and the related Rights to MSRs, including credit quality, have been fully disclosed and have not significantly impacted the valuation of the Initial Mortgage Servicing Rights and the related Rights to MSRs since the initial impact of the credit dislocation beginning in 2007. The Company believes that even though subprime and Alt-A mortgage loans are inherently more risky than prime mortgage loans, subprime and Alt-A mortgage servicing rights and the income streams that they generate are actually less risky than prime mortgage servicing rights. The Company believes that the differences between subprime and Alt-A mortgage loans and subprime and Alt-A mortgage servicing rights, including their respective risk attributes, have been disclosed throughout the Registration Statement.

Because the Company is acquiring mortgage servicing assets relating to a seasoned group of mortgage loans with an established history regarding their performance, the Company believes that its intention to distribute at least 90% of its net income in the form of dividends is reasonable. The amortization of mortgage servicing assets (which is non-cash) and the Company’s receipt of the equity portion of the reduction in servicing advances will provide cash flows in excess of the Company’s net income. To the extent that these excess cash flows are insufficient to acquire additional mortgaging servicing assets and associated servicing advances, the Company intends to raise additional equity through subsequent offerings of its ordinary shares or debt to fund such acquisitions. The Company has revised the Registration Statement to include the requested disclosure with respect to the dividend payout ratio. See pages 67 and 74 of the Registration Statement.

Michael Seaman

August 10, 2011

Contingencies

Put-Back Risk, page 57

30.	We note your disclosure that the servicing of certain mortgages may be transferred as a result of loan put-backs. In addition, you state that generally delinquent loans or loans resolved at a loss to the investor are likely to be the loans put back to the originator. Since 18% of the total unpaid principal balances of loans underlying the MSRs you intend to acquire are in foreclosure (refer to delinquency status table on page 51), please revise to discuss Ocwen’s history with loan put-backs. In your discussion at a minimum please disclose the amount of foreclosure related loan put-backs Ocwen received in fiscal year 2010.

Response:

The Company has revised the Registration Statement to include the requested disclosure. Ocwen Loan Servicing has informed the Company that Ocwen Loan Servicing has not experienced any third-party loan put-back requests with respect to loans which it originated. See page 70 of the Registration Statement.

Related Party Transactions, page 58

31.	We note your disclosure that Altisource will be providing administrative services including financial operations and systems and administrative services for seven years. Please revise to discuss in greater detail the services Altisource will be providing to you.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 72 of the Registration Statement.

Our Subservicer Selection Strategy, page 65

32.	We note you do not intend to develop a serving platform, nor will you acquire servicing platforms, personnel or processes in connection with the acquisition of mortgage servicing rights. However, we also note you will retain certain servicing responsibilities related to the acquired mortgage servicing rights (funding advances, loan modifications, etc). Please revise to explain who will be performing those functions.

Michael Seaman

August 10, 2011

Response:

The Company has revised the Registration Statement to clarify that the Company’s employees will be performing the services described above. See page 50 of the Registration Statement.

Facilities, page 77

33.	Revise to disclose the location of the Altisource office space.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 96 of the Registration Statement.

Legal Proceedings, page 77

34.	If true, revise to state that there are no legal proceedings currently pending.

Response:

The Company confirms that there are no legal proceedings currently pending against the Company, its sole incorporator or any of the individuals that will assume positions as directors or officers of the Company following the consummation of the initial public offering of the Company’s ordinary shares. As such, the Company believes that the current disclosure is accurate.

35.	We note your disclosure on page 16 that Ocwen is a defendant in several lawsuits regarding its servicing activities and that it received a Civil Investigative Demand from the Federal Trade Commission. Please disclose if any of your intended officers or directors who were employed by Ocwen have been named in these legal proceedings. If so, please revise your disclosure.

Response:

The Company confirms that none of its intended officers or directors have been named in any of the above referenced legal proceedings.

Management

Executive Officers and Directors, page 78

36.	Please revise Mr. McElroy’s biography on page 79 to provide the years that he was with Fannie Mae and Orrick, Herrington & Sutcliffe LLP.

Michael Seaman

August 10, 2011

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 98 of the Registration Statement.

Director Independence, page 80

37.	Revise to briefly describe the independence requirements that you will be subject to and discuss whether your expected board members will satisfy these requirements.

Response:

The Company has revised the Registration Statement to include the requested disclosure. The Board of Directors of the Company will review the independence of each member immediately following the completion of the offering. See page 99 of the Registration Statement.

Executive Compensation

Elements of Compensation, page 84

38.	Please tell us whether Mr. Erbey will receive compensation in 2011 in excess of the director compensation disclosed on page 82.

Response:

The Company confirms that Mr. Erbey will not receive any compensation in 2011 in excess of the above referenced director compensation.

Certain Relationships and Related Party Transactions, page 90

39.	Please revise this section to more fully provide the disclosure required by Item 404(a) of Regulation S-K. To the extent that the disclosure has been provided in another section of the prospectus, revise to restate it in this section.

Response:

The Company has revised the Registration Statement to include the disclosure required by Item 404(a) of Regulation S-K. See pages 109, 110 and 111 of the Registration Statement.

Description of Share Capital, page 92

40.	Revise this section to state the following:

Michael Seaman

August 10, 2011

•	That there is no established trading market for your shares;

•	That there is currently only one holder of your shares; and

•	That you have not paid dividends to date.

Refer to Item 201 of Regulation S-K.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 113 of the Registration Statement.

Description of Share Capital

Differences in Corporate Law, page 93

41.	Disclose whether Cayman Islands law or your memorandum or articles of incorporation allows for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 114 of the Registration Statement.

Material Cayman Islands and United States Federal Income Tax Considerations, page 99

42.	U.S. investors are entitled to know of the material Cayman Islands and U.S. federal income tax consequences, and not just “certain” ones, regarding the ownership and disposition of your securities. Revise accordingly.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. See page 121 of the Registration Statement.

Enforceability of Civil Liabilities, page 104

43.	Clarify whether a Cayman Islands court could construe a U.S. court judgment awarding monetary damages based on the liability provisions of the U.S. federal securities laws as a fine or penalty and, therefore, unenforceable.

Michael Seaman

August 10, 2011

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 126 of the Registration Statement.

44.	We note your disclosure that there are certain disadvantages that accompany incorporation in the Cayman Islands that have not been addressed in Risk Factors. Please revise.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 36 of the Registration Statement.

Legal Matters, page 109

45.	Revise this section to include your tax counsel.

Response:

The Company has revised the Registration Statement to include the requested disclosure. See page 131 of the Registration Statement.

Home Loan Servicing Solutions, LTD. and Subsidiaries Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

46.	We note your description “Retained earnings (deficit)” in your consolidated balance sheet on page F-3. Please revise this line item here and elsewhere when presented in the filing to include a descriptive caption such as deficit accumulated during the development stage. Refer to ASC 915-210-45.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. See pages 13, 43 and F-3 of the Registration Statement.

Exhibits

47.	Please file any outstanding exhibits in your next amendment.

Michael Seaman

August 10, 2011

Response:

The Company has filed Exhibits 4.1, 10.8 and 23.1 to the Registration Statement in connection with the filing of Amendment No. 2 and will file all other outstanding exhibits in subsequent amendments to the Registration Statement.

* * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (312) 701-7843. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Philip J. Niehoff

Philip J. Niehoff

Mayer Brown LLP

Enclosures

cc:	Erin Purnell, Securities and Exchange Commission
Lindsay McCord, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
William C. Erbey, Home Loan Servicing Solutions, Ltd.
Jon Van Gorp, Mayer Brown LLP
Danielle Carbone, Shearman & Sterling LLP